Exhibit 99.1

TIAN RUIXIANG Holdings Ltd. Announces Results of Annual General Meeting and Approval of 1-for-50 Reverse Share Split

BEIJING, Feb. 18, 2026 /PRNewswire/ -- TIAN RUIXIANG Holdings Ltd. (Nasdaq: TIRX) (the “Company”) today announced the results of its annual general meeting of shareholders (the “AGM”) held on February 17, 2026.

At the AGM, the Company’s shareholders approved, among other things:

1.	An increase in the Company’s authorized share capital to US$3,750,000,000; and

2.	The grant of authority to the Board of Directors to effect a reverse share split at a ratio between 1-for-2 and 1-for-5,000.

Implementation of Reverse Share Split

Following the AGM, the Company’s Board of Directors has approved the implementation of a reverse share split of its ordinary shares at a ratio of 1-for-50 (the “Reverse Split”).

Upon the effectiveness of the Reverse Split, every fifty (50) existing Class A and Class B ordinary shares will be automatically combined into one (1) ordinary share of the respective class. No fractional shares will be issued; instead, any fractional shares resulting from the Reverse Split will be rounded up to the next whole share.

Further details regarding the effective date and the new CUSIP number will be disclosed in a subsequent announcement once the Nasdaq process is finalized.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These include statements regarding future plans, objectives, expectations and intentions, and involve known and unknown risks and uncertainties. Words such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "continue," or similar expressions identify these statements. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance; actual results may differ materially. TIAN RUIXIANG Holdings Ltd. undertakes no obligation to update these statements for subsequent events or circumstances, except as required by law.

For investor and media enquiries, please contact:

TIAN RUIXIANG Holdings Ltd

Investor Relations Department

Email: ir@tianrx.com